BRITISH
COLUMBIA

Number: BC0320204

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that CURLEW LAKE RESOURCES INC. changed its name to C21 INVESTMENTS INC. on November 24, 2017 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On November 24, 2017

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE